September 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F. Street, N.E.
Washington, D.C. 20549-4631
Attn: Edward M. Kelly, Esq. and Melinda J. Hooker

Re:	SinoCoking Coal and Coke Chemical Industries, Inc. Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed August 25, 2010 File No. 333-166720

Dear Mr. Kelly and Ms. Hooker:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company” or “SinoCoking”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 30, 2010 and also in connection with our telephone conference call with Melinda J. Hooker, Staff Accountant, on September 2, 2010 regarding the letter and the Company’s amended Registration Statement on Form S-1/A (the “Form S-1/A”).  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.	Please be advised that if you seek effectiveness before providing updated annual audited financial statements, you should comply with each of the following in your next amendment:

•	Demonstrate and confirm to us that you meet each of the requirements of Rule 8-08(b) of Regulation S-X.

•	Provide a recent developments section that summarizes and discusses the results of your recently completed quarter.

Edward M. Kelly, Esq.
Melinda J. Hooker
Securities and Exchange Commission
September 2, 2010

Response:

1.	In response to the first bullet point above, the Company confirms that it meets all of the requirements of Rule 8-08(b) of Regulation S-X as follows:

(a)	The Company confirms that all of its reports that are due and required to be filed with the Commission have been filed;

(b)	The Company reasonably and in good faith expects that it will report income from continuing operations before taxes for its most recent fiscal year ended June 30, 2010; and

(c)
For the last two fiscal years immediately preceding the most recent fiscal year, the Company has reported income from continuing operations before taxes as shown in the Company’s audited financial statements that were filed with the Form S-1/A on August 25, 2010.

2.
In response to the second bullet point above, the Company is currently undergoing the audit of its financial statements for the fiscal year ended June 30, 2010, and thus the financial statements for the recently completed quarter are not yet available.  Further, there were no Company developments during the fourth quarter that had a material impact on the Company’s financial results.  Thus the Company is unable to provide the summary discussion requested regarding its most recently completed quarter, and it also has no recent developments to add to the Form S-1/A, at this time.

Based on the Company’s responses above, the Company believes that it has no additional substantive information to add to its previously filed Amendment No. 2 to the Form S-1/A and thus an Amendment No. 3 to the Form S-1/A (“Amendment No. 3”) is not being filed concurrently with this letter.  The Company respectfully requests that this Form S-1/A be declared effective by the Commission as soon as possible and by September 7, 2010.   Kindly inform us forthwith if the Commision believes an Amendment No. 3 must be filed, or if the staff requires any additional information in connection with your further review and approval of the Form S-1/A.

*     *     *     *     *

Edward M. Kelly, Esq.
Melinda J. Hooker
Securities and Exchange Commission
September 2, 2010

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Dominador Tolentino, Esq.
Dominador Tolentino, Esq.